Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 4

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated April 11, 2007)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due December 12, 2036

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated April 11, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $2,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due December 12, 2036, and any Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus dated March 16, 2006 or in the prospectus supplement dated April 11, 2007.

See “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 11, 2007 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is January 16, 2008

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated April 11, 2007 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated April 11, 2007 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated April 11, 2007 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Percentage of Outstanding Notes	Number of Shares of Common Stock Owned After Completion of Offering(2)
Deephaven Domestic Convertible Trading Ltd(3)(4)	37,500,000	37,500,000	557,057		359,857	0	*	197,200
JB Convertible Bond Master Hedge Fund	10,000,000	10,000,000	95,962		95,962	0	*	0
KBC Financial Products USA Inc.(5)(6)	3,500,000	3,500,000	33,586		33,586	0	*	0
HBK Master Fund L.P.(3)(7)	53,500,000	2,500,000	585,396	(8)	23,990	51,000,000	2.55%	561,406	(8)
UBS AG London FBO WCBP(3)(9)	20,000,000	5,000,000	280,604	(10)	47,891	15,000,000	*	232,663	(10)
Basso Multi-Strategy Holding Fund Ltd.(11)	765,000	765,000	7,341		7,341	0	*	0
*	Less than one percent of the outstanding notes.

(1)	Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.

(3)	This selling securityholder has identified itself as an affiliate of a broker-dealer.

(4)	Deephaven Capital Management LLC (the investment advisor) has dispositive power over the notes, Common Stock or other securities held by this selling securityholder.

(5)	This selling securityholder has identified itself as a broker-dealer.

(6)	The notes are under the total control of KBC Financial Products USA Inc. KBC Financial Products USA Inc. is a direct wholly owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly owned subsidiary of KBC Bank N.V., which in turn is a direct wholly owned subsidiary of KBC Group N.V., a publicly traded entity.

(7)	HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over the notes pursuant to an Investment Management Agreement between HBK Investments L.P. and the registered holder of the notes. HBK Investments L.P. has delegated discretion to vote and dispose of the notes to HBK Services LLC. The following individuals may be deemed to have control over HBK Investment L.P.: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz and William E. Rose.

(8)	Consists of $51,000,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. Of the 561,406 shares of our Common Stock beneficially owned by HBK Master Fund L.P, 489,406 shares were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(9)	Richard Simpson has the power to direct the voting and disposition of the notes held by this selling security holder.

(10)	Consists of 15,000,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. Of the 280,604 Shares of our Common Stock beneficially owned by UBS AG London FBO WCBP, 191,924 shares were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(11)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.